

April 18, 2012

<u>Via E-Mail</u>
Randall Lanham
Chief Executive Officer
ECO Ventures Group, Inc.
7432 State Road 50, Suite 101
Groveland, Florida 34736

> **Re: ECO Ventures Group, Inc.**
> **Amendment No. 1 to Form 10-K**
> **Filed April 5, 2012**
> **Amendment No. 2 to Form 8-K**
> **Filed January 18, 2012**
> **File No. 000-52445**

Dear Mr. Lanham:

We have reviewed your filing and letter dated April 5, 2012 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>General</u>

1. Please have the company provide the bullet point acknowledgments listed on page 9 of our letter dated February 10, 2012.

<u>Form 8-K filed on June 2, 2011, as amended on August 26, 2011 and January 18, 2012</u>

2. It appears that you have not responded to comment two in our letter dated February 10, 2012. Please revise to clearly disclose the material terms of your Shareholders Agreement or tell us why disclosure of these terms is not required. Also, please file a signed Shareholders Agreement as an exhibit with your next amendment. Refer to Item 5.01(a)(7) of Form 8-K.

<u>Form 10-K for the fiscal year ended August 31, 2011</u>

3. We note your response to comment four in our letter dated February 10, 2012. In the "Background," "ECO Ventures Group, Inc." sections on page 2, please revise to disclose

that you have received no revenues from business operations since inception and describe your current business operations, proprietary technology and your products/services. If none, please so disclose.

4. We note your response to comment five in our letter dated February 10, 2012. Please revise to disclose the competitive business conditions and your competitive position in the industry and methods of competition pursuant to Item 101(h)(4)(iv) of Regulation S-K.

Merger Agreement, page 3

5. We note your response to comment six in our letter dated February 10, 2012. Please file the agreement evidencing the joint venture arrangement with Raptor Technology Group, Inc. and tell us the date you filed a Form 8-K with such agreement. To the extent you maintain a separate agreement with Raptor relating to the non-exclusive license to utilize their patent pending and proprietary technologies, please file that arrangement as an exhibit or tell us why you believe you do not need to file the agreement. Please refer to Item 601(b)(10) of Regulation S-K.

6. We note that in your response to comment seven in our letter dated February 10, 2012 you advised us that the referenced disclosure was removed. Please advise given that the language still appears on page 3.

ECO Minerals recovery Group, page 4

7. We note your response to comment eight in our letter dated February 10, 2012. We also note disclosure that INX Laboratories, Inc. tested a random sample of 20 tons of ore concentrate with preliminary results yielding high levels of target metals. Please revise to identify the target metals that have been obtained through the testing of the ore concentrate.

8. We reissue comment nine in our letter dated February 10, 2012. The term ore indicates that mineralized material can be mined and processed profitably which has not been established. Please remove the term ore from your filing. We also note your Mineral Exploitation Agreement filed with your Form 8-K on October 19, 2011 in Exhibit 99.2, in which you jointly own and control the Nevada mineral claims with Broken Hills, LLC and note the second phase of your agreement states your company will operate the mine. In future filings please modify your filing to report your mining interests and activities as indicated by our previous comments.

Item 10. Directors, Executive Officers and Corporate Governance, page 23

9. We note your response to comment 26 in our letter dated February 10, 2012. Please revise to file your employment agreements with Messrs. Lanham and Smith.

Section 16(a) Beneficial Ownership Reporting Compliance, page 25

10. We note that in your response to comment 28 in our letter dated February 10, 2012, you noted that the typographical error was corrected to include the proper date. Please revise to provide information for the fiscal year ended August 31, 2011.

Code of Business Conduct and Ethics, page 25

11. We note your response to comment 29 in our letter dated February 10, 2012, however your Code of Business Ethics and Conduct is not available on your website. Please advise.

Summary Compensation Table, page 26

12. We reissue comments 30 and 31 in our letter dated February 10, 2012. Please provide compensation information for the last two completed fiscal years and revise to provide the assumptions associated with the restricted stock awards to Messrs. Lanham and Smith. Please refer to the Instructions to Item 402(n) of Regulation S-K and Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Patricia Armelin, Senior Accountant at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on engineering matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief